United States securities and exchange commission logo





                             May 21, 2024

       Joseph La Rosa
       Chief Executive Officer and President
       La Rosa Holdings Corp.
       1420 Celebration Blvd., 2nd Floor
       Celebration, FL 34747

                                                        Re: La Rosa Holdings
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed April 24,
2024
                                                            File No. 333-278901

       Dear Joseph La Rosa:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed April 24, 2024

       General

   1. Please tell us how you concluded that each Note binds Mast Hill to purchase a set number of securities for a set
purchase price that is not based on market price or a fluctuating ratio. In this regard,
we note that each Note provides that if the Company fails to make an amortization payment
under the Note or upon an Event of Default, then the conversion price shall be the
lower of $2.50 or the market price equal to 85% of the lowest VWAP.
                                                        Refer to Securities Act
Sections Compliance and Disclosure Interpretation 139.11 for
                                                        guidance.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Joseph La Rosa
La Rosa Holdings Corp.
May 21, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any questions.



                                                           Sincerely,
FirstName LastNameJoseph La Rosa
                                                           Division of
Corporation Finance
Comapany NameLa Rosa Holdings Corp.
                                                           Office of Real
Estate & Construction
May 21, 2024 Page 2
cc:       Philip Magri
FirstName LastName